Exhibit 99.1

Gravis Oil Corporation Raises US $1,759,900 and Announces Management Changes

CALGARY, July 11, 2011 /CNW/ - The Board of Directors of Gravis Oil Corporation., (the "Company" or "Gravis"), (OTCBB:GRAVD) is pleased to announce that it has raised US $1,759,900 pursuant to the terms of the additional investment rights associated with the August 2009 financing of Series B Convertible Preferred stock and warrants. The proceeds from this transaction will fund general working capital obligations and capital expenditures.

The Board of Directors is also pleased to announce the appointment of Mr. Jeffrey Freedman as Chief Financial Officer ("CFO"). The Board thanks Mr. George Orr who has acted as interim CFO for the Company since April, 2011. Mr. Orr remains a Director of the Gravis.

Mr. Freedman has more than 30 years of experience in finance and corporate development within the energy sector. Prior to joining Gravis Oil in 2011, he served for two years as Vice President of Corporate Development for SulphCo, Inc., a Houston-based firm using proprietary technologies to remove sulphur from crude petroleum products. Mr. Freedman also served as a founding shareholder of Allis Chalmers Energy Inc., a former New York Stock Exchange listed company, serving in an executive or Board position from 2002 to 2007. During that period, Allis Chalmers Energy grew its revenue from $38 million to $700 million. Earlier in his career, Mr. Freedman served as Managing Director for Oilfield Services and Equipment for Prudential Securities and Smith Barney. He holds a B.A. degree in Finance from Babson College and an M.B.A. from the Stern School of Business at New York University.

Mr. Tim Morrison, President & CEO of Gravis says, "Mr. Freedman brings an extensive background in corporate development and corporate finance capabilities to Gravis. As the Company continues to grow, Mr. Freedman's expertise will be very valuable."

The Company also announces the resignation of Mr. E. Wayne Sampson, Vice President Land, a position he has held since March 2007. The Board of Directors and management of the Company are pleased that Mr. Sampson will remain as a consultant.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with current operational emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana.  For more information, please visit www.gravisoil.com.

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

%CIK: 0001172298

For further information:

CONTACT:

Randy Tronsgard, Manager - Investor Relations	Suite 902, #105, 150 Crowfoot Crescent NW
Telephone: (403) 863-6480	Calgary, Alberta T3G 3T2
Toll Free: 1-877-984-6342
Email: investor.relations@gravisoil.com
Website: www.gravisoil.com
CO: Gravis Oil Corporation

CNW 11:29e 02-AUG-11